SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 5, 2006 filed by the Company with the Comisión Nacional de Valores:

By letter dated April 5, 2006, the Company reported that the Board of Directors called an Extraordinary Meeting of Bondholders of the US$ 50,000,000 Series I - 10% due 2006 Notes (the “Notes”), to be held on April 28, 2006 at the Company’s premises at 6.30 pm, Buenos Aires time.

The Extraordinary Bondholder Meeting has been called to deal with the following agenda:

- The amendment of the maturity date of the Notes due on July 19, 2006. The Notes had been authorized by the National Exchange Commission (Comisión Nacional de Valores) by Resolution No. 14,196 dated May 15, 2002.

The amendment of the maturity date will contribute to have a more efficient capital structure, maintaining a low level of indebtedness and keeping a fiscal balance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: April 5, 2006